UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): x Form 10-K   oForm 20-F   oForm 11-K  o Form 10-Q   o Form N-SAR   oForm N-CSR

For Period Ended:  December 31, 2016

oTransition Report on Form 10-K

oTransition Report on Form 20-F

oTransition Report on Form 11-K

oTransition Report on Form 10-Q

oTransition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Michael James Enterprises, Inc.

Full Name of Registrant

BullsNBears.com, Inc.

Former Name if Applicable

760 Route 10 West, Suite 203

Address of Principal Executive Office (Street and Number)

Whippany, New Jersey  07981

City, State and Zip Code

 PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the Annual Report on Form 10K because of the limited resources of the company it can not retain the additional accounting and financial personnel requires to complete the Report in a timely manner and is unable to pay additional fees in order to expedite the auditor review of same.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James Farinella	(908)	204-0004
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes x Noo

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes o   No x

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Michael James Enterprises, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2017	By:	/s/ James Farinella

James Farinella / C.E.O.